EXHIBIT 21

Deltic Timber Corporation

Subsidiaries of the Registrant

As of December 31, 2015

Subsidiaries	State of Incorporation
Deltic Timber Purchasers, Inc.	Arkansas
Chenal Properties, Inc.	Arkansas
Chenal Country Club, Inc.	Arkansas
Del-Tin Fiber, L.L.C.	Arkansas